UNDERWRITING AGREEMENT

Schedule A

Funds to be serviced under this Agreement

as of September 25, 2009

Fund Name	Board Approval Date
Amerigo Fund (Class C and Class N)	6/23/2003
Clermont Fund (Class N)	6/23/2003
Select Allocation Fund (Class N)*	9/23/2005
Descartes Fund (Class N)	12/19/2005
Liahona Fund (Class N)	12/19/2005
Reservoir Fund (Investor Class and Class N)	12/16/2008
Select Appreciation Fund (Class N)	08/05/2009
Enhanced Income Fund (Class N)	08/05/2009
Flexible Income Fund (Class N)	08/05/2009
Princial Guard Fund (Class N)	09/25/2009

* Formerly known as Berolina Fund

The parties hereto agree to the terms of this Schedule A effective as of the 25th day of Septemer 2009.

ADVISORONE FUNDS                                    NORTHERN LIGHTS DISTRIBUTORS, LLC

By:__/s/ W. Patrick Clarke________                        By:/s/ Brian Nielsen____________

W. Patrick Clarke, President

                Brian Nielsen, President